UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on May 20, 2020, reporting the Company’s results for the first quarter and three months ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 29, 2020	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

FIRST QUARTER 2020

20 May 2020

FRONTLINE LTD. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2020

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three months ended March 31, 2020.

Highlights

•
Net income of $165.3 million, or $0.84 per diluted share for the first quarter of 2020, excluding $7.1 million of net cash receipts and accrued profit share in relation to the five charter-in and charter-out agreements with Trafigura that have been treated as a reduction of the acquisition cost of the vessels.

•	Net income adjusted for certain non-cash items of $179.3 million, or $0.91 per diluted share for the first quarter of 2020, excluding the net impact of the item above.
•	Declared a cash dividend of $0.70 per share for the first quarter of 2020.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the first quarter of 2020 were $74,800, $57,800 and $31,200, respectively.
•
For the second quarter of 2020, we estimate spot TCE on a load-to discharge basis of $92,500 contracted for 75% of vessel days for VLCCs, $69,500 contracted for 63% of vessel days for Suezmax tankers and $50,200 contracted for 53% of vessel days for LR2s. We expect the spot TCEs for the full second quarter of 2020 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the quarter as well as current weaker rates.

•
In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the acquisition of 10 Suezmax tankers built in 2019 and closing took place on March 16, 2020.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

“Frontline achieved its strongest first quarter result since 2008 amid an extremely volatile rate environment. We are extremely thankful to our staff and crewmembers for their extraordinary efforts and dedication, which contributed to our results during this challenging period. Our strong performance has carried over into the second quarter, as reflected in our bookings thus far.  We have also secured some very attractive time charters and we will continue to explore period charter opportunities going forward.  Our market view remains constructive, based on an order book at 25-year lows, an aging fleet and an expectation that oil volumes will return going forward as oil demand recovers. Frontline enjoys historically low estimated daily cash breakeven rates of $18,600 per day on average for our full fleet for the balance of 2020. The tanker market has corrected downwards in recent weeks and faces pressure in the short term, both from production cuts and inventory draws, but we believe we are well positioned due to our strong balance sheet and low cost base.”

Average daily time charter equivalents ("TCEs")
($ per day)				Spot estimates	% covered	Estimated average daily BE rates for the balance of 2020
	Q1 2020	Q4 2019	2019	Q2 2020		2020
VLCC	74,800	58,000	35,900	92,500	75%	22,000
Suezmax tankers	57,800	38,200	25,800	69,500	63%	18,600
LR2 tankers	31,200	29,800	22,000	50,200	53%	15,000

The estimated average daily cash breakeven rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses.

Spot estimates are provided on a load-to-discharge basis. The rates quoted are for days currently contracted. The actual rates to be earned in the second quarter of 2020 will therefore depend on the number of additional days  we contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues booked on a load to discharge basis. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the period end, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

The reporting of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.

When expressing TCE per day for the first quarter of 2020, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.

The Fleet

As of March 31, 2020, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately 13.2 million DWT:

(i)	58 vessels owned by the Company (14 VLCCs, 26 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two vessels chartered in from an unrelated third party; and
(v)	seven vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, and two Aframax tankers)

In February 2020, the Company agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The charter with SFL terminated in February 2020.

As of March 31, 2020, the Company had entered into fixed rate time charter-out contracts for five of the 10 Suezmax tankers acquired under the Sale and Purchase agreement (“SPA”) to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate. Up until the closing of the acquisition (the “Acquisition”), the time-charter revenues, net of charter-hire expense, for these five vessels have been recorded as a reduction in the acquisition costs of the 10 vessels. From the date of closing of the transaction these revenues, net of expenses are reflected in our earnings. See note 4 to our condensed consolidated financial statements.

Subsequent to the end of the first quarter of 2020, the Company has entered into fixed time charter-out contracts for two VLCCs for average duration of 9.5 months at an average daily gross rate of $82,400 and one LR2 tanker for 12 months at a daily gross rate of $40,000. The Company has also entered into fixed time charter-out contracts for periods just below six months for three VLCC’s at an average daily gross rate of $91,700 and one Suezmax tanker at a daily gross rate of $52,900, which is included in spot TCE.

Due to the recent strength in freight rates and the concurrent decrease in fuel spreads, the Company has elected to postpone scrubber installations on two VLCCs and two Suezmax tankers. The Company estimates a positive cash impact of approximately $7.6 million in 2020 resulting from these deferrals, excluding any benefit from decreased vessel off hire.

On May 19, 2020, the Company took delivery of the Suezmax tanker Front Cruiser from Hyundai Samho Heavy Industries (“HSHI”).

Newbuilding Program

As of March 31, 2020, the Company’s newbuilding program comprised one Suezmax tanker, which the Company took delivery of on May 19, 2020, one VLCC expected to be delivered in June 2020 and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

As of March 31, 2020, total instalments of $65.0 million had been paid in connection with the Company’s current newbuilding program, and remaining commitments amounted to $282.0 million, of which we expect $139.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of May 19, 2020, Frontline has committed bank financing in place to finance the VLCC newbuilding and a loan amount of $62.5 million is estimated to be drawn down in the second quarter of 2020. The Company is in discussions with CEXIM and Sinosure for a senior secured term loan facility, in an amount of up to $133.7 million, expected to be confirmed in the second quarter of 2020, to partially finance the cost of four LR2 tankers under construction at Shanghai Waigaoqiao Shipbuilding Co. Ltd. (“SWS”).

Corporate Update

In October 2019, the Company announced that FMSI and Clean Marine AS (“Clean Marine”) had entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of exhaust gas cleaning systems (“EGCS” or “scrubbers”). The merger completed on January 23, 2020. The Company acquired an additional stake in the combined company from another shareholder for $0.8 million, resulting in an effective ownership interest of 17.34% in Clean Marine. A share of results of $0.6 million was recognized in the three months ended March 31, 2020.

In January 2020, the joint venture agreement with Golden Ocean Group Limited (“Golden Ocean”) and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company TFG Marine and made a $1.5 million shareholder loan to it. A share of TFG Marine’s results in the amount of $0.6 million was recognized in the three months ended March 31, 2020.

The Board of Directors has decided to declare a cash dividend of $0.70 per share for the first quarter of 2020. The record date for the dividend will be June 4, 2020. The ex-dividend date is expected to be June 3, 2020 and the dividend will be paid on or about June 22, 2020.

The Company had 197,692,321 ordinary shares outstanding as of March 31, 2020. The weighted average number of shares outstanding for the purpose of calculating basic earnings per share for the first quarter was 189,427,650.

Financing Update

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBC Financial Leasing Co., Ltd. (“ICBCL”) to finance the cash amount paid upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the period with a purchase obligation at the end of the term.

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen Holding Ltd., the Company's largest shareholder (“Hemen”). Up to $215.0 million remains available under the facility following this repayment.

In May 2020, the Company signed a senior secured term loan facility with Crédit Agricole in an amount of up to $62.5 million to part-finance the VLCC under construction at HSHI. The facility matures five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea in an amount of up to $50.0 million to refinance an existing loan facility maturing in March 2021. The new facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 20 years.

In May 2020, the Company drew down $42.9 million under its senior secured term loan facility with Credit Suisse entered into in November 2019 to partially finance the delivery of the Suezmax tanker Front Cruiser from HSHI.

The Company believes that its strong financial profile and standing in the lending community have enabled it to consistently obtain attractive financing.  In order to maintain maximum flexibility with respect to its balance sheet, the Company is considering entering into an at the market agreement for the offer and sale of up to $100.0 million of common shares of Frontline. An ATM would provide an additional opportunistic financing mechanism. The Company does not intend to sell any shares under an ATM at the current share price level.

First Quarter 2020 Results

The Company reports net income attributable to the Company of $165.3 million for the first quarter of 2020 compared with net income of $108.8 million in the previous quarter. The net income attributable to the Company adjusted for certain non-cash items was $179.3 million for the first quarter of 2020. The non-cash items consisted of a $5.4 million unrealized loss on marketable securities, a loss on derivatives of $15.8 million, a $4.2 million gain on the termination of the lease for Front Hakata, a $1.8 million gain recorded following the settlement of a claim and a $1.2 million gain related to our equity method investments.

Reconciliation of net income attributable to the Company adjusted for certain non-cash items¹:

(in millions of $)	Q1 2020	Q4 2019	Year ended Dec 31, 2019
Net income attributable to the Company	165.3	108.8	139.9
Add back:
Unrealized loss on marketable securities	5.4	—	1.4
Share of losses of associated companies	—	1.1	1.1
Loss on derivatives	15.8	—	12.3

Less:
Gain on derivatives	—	(2.2)	(2.2)
Unrealized gain on marketable securities	—	(0.8)	(3.2)
Share of results of associated company	(1.2)	—	(2.8)
Gain on settlement of claim	(1.8)	—	—
Gain on termination of lease	(4.2)	—	—
Net income attributable to the Company adjusted for certain non-cash items	179.3	106.9	146.5
(in thousands)
Weighted average number of ordinary shares	189,427	181,068	173,759
Denominator for diluted earnings per share	197,764	197,070	179,315

(in $)
Basic earnings per share	0.87	0.60	0.81
Basic earnings per share adjusted for certain non-cash items	0.95	0.59	0.84
Diluted earnings per share	0.84	0.55	0.78
Diluted earnings per share adjusted for certain non-cash items	0.91	0.54	0.82

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures presented in this press release provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Tanker Market Update

Frontline’s performance in the first quarter of 2020 was the strongest since the second quarter of 2008 and was achieved amid extreme freight rate volatility. As the COVID-19 pandemic swept across the globe, traditional rate drivers like ton-miles and refinery runs were disregarded as a new, powerful dynamic emerged. As crude oil imports to China began to decrease, the market turned sharply upwards as expected production cuts did not materialize and instead major producers increased output. When Saudi Arabia slashed the official selling price for April for their crude grades the thirst for cheap crude had charterers scrambling to secure tonnage in the Arabian Gulf.

Then came demand destruction as the rapid decline in global air travel and gasoline consumption significantly affected global oil demand. Under normal circumstances, a drop in demand might lead to lower freight rates. These are not normal circumstances, and the speed and the severity of the drop had an opposite impact on tanker rates. The demand shock brought on by COVID-19 was so large and sudden that global commercial inventories surged to record levels, effectively utilizing all available land based capacity. At the same time, the crude oil market went into contango, meaning that the future selling price of crude is higher than today’s price. This encouraged traders to store oil on tankers as land based storage ran out.  Thus, the so-called “floating storage trade” emerged, which drove exceptional demand for short time charter contracts for all types of vessels.

Freight rates are still at healthy levels, but we know that the floating storage trade will not last forever and we may move to an inventory draw period quicker than expected. Destocking of inventories will reduce absolute demand for seaborne transportation of crude as well as refined products. The pace at which oil demand recovers will be a determining factor for how long this inventory draw period lasts.  The most recent EIA forecasts have crude demand contracting by 8.15 mb/d in 2020, a truly significant drop.  The demand for oil is forecasted to recover over the next 18 months, with 2021 forecasted to get back towards the 100 mb/d seen in 2019.  Recently, market participants have been surprised by the speed and depth of the recent oil demand recovery given that the market was in total distress and capitulation less than one month ago.

The lack of growth in the global tanker fleet is one of the most critical drivers of long-term earnings and is ultimately more important than near-term dynamics.  The order book is at a level not seen since 1997 and various factors support our expectation that order books will remain very low over the next 24 months. Also, about a fourth of the VLCC fleet will be 15 years+ in 2021. We also expect vessel off hire to continue to have a material impact on fleet capacity over the next 12 months as a large number of vessels are due to periodic dry dockings, many of which were delayed due to the pandemic.

COVID-19 Update

Frontline implemented a robust emergency management plan in early January in response to the COVID-19 pandemic. The goal of the plan is to ensure the health and safety of our employees while maintaining our business operations as efficiently as possible.  All crewing managers are following the guidance issued by the World Health Organization and the International Chamber of Shipping to ensure that the proper protocols are in place on board our vessels. Our commercial department is also hosting regular meetings with all crewing managers across all business segments to discuss and handle any issues, in particular challenges facing our crew and safe operations, as they arise. To date, issues have primarily related to crew transfers.

Conference Call and Webcast

On May 20, 2020 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2156 3015
Norway Toll Free	800 56865
UK	+44 (0) 207 192 8338
UK Toll Free	0 800 279 6619
USA	+1 646 741 3167
USA Toll Free	877 870 9135
Conference ID	6629337

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	6629337

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 19, 2020

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2020

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2020 Jan-Mar	2019 Jan-Mar	2019 Jan-Dec
Total operating revenues	411,819	238,275	957,322

Other operating gain (loss)	11,333	(742)	3,422

Voyage expenses and commission	123,301	97,512	395,482
Contingent rental (income) expense	4,736	(1,031)	(2,607)
Ship operating expenses	40,965	32,732	157,007
Charterhire expenses	2,039	2,104	8,471
Administrative expenses	11,355	9,892	45,019
Depreciation	32,306	27,401	117,850
Total operating expenses	214,702	168,610	721,222
Net operating income	208,450	68,923	239,522
Interest income	480	261	1,506
Interest expense	(22,634)	(23,441)	(94,461)
Unrealized gain (loss) on marketable securities	(5,397)	(1,381)	1,737
Share of results of associated company	1,234	—	1,681
Foreign currency exchange loss	(1,100)	(146)	(26)
Loss on derivatives	(15,846)	(4,100)	(10,069)
Other non-operating items	152	37	403
Net income before income taxes and non-controlling interest	165,339	40,153	140,293
Income tax expense	(8)	(42)	(307)
Net income	165,331	40,111	139,986
Net income attributable to non-controlling interest	—	(80)	(14)
Net income attributable to the Company	165,331	40,031	139,972
Basic earnings per share attributable to the Company ($)	0.87	0.24	0.81
Diluted earnings per share attributable to the Company ($)	0.84	0.24	0.78

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2020 Jan-Mar	2019 Jan-Mar	2019 Jan-Dec

Net income	165,331	40,111	139,986
Foreign exchange gain	1	106	106
Other comprehensive income	1	106	106
Comprehensive income	165,332	40,217	140,092

Comprehensive income attributable to non-controlling interest	—	80	14
Comprehensive income attributable to the Company	165,332	40,137	140,078
Comprehensive income	165,332	40,217	140,092

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Mar 31 2020	Dec 31 2019
ASSETS
Current assets
Cash and cash equivalents	218,541	174,223
Restricted cash	12,739	3,153
Marketable securities	3,945	3,642
Marketable securities pledged to creditors	1,623	7,323
Other current assets	262,749	260,147
Total current assets	499,597	448,488

Non-current assets
Newbuildings	66,898	46,068
Vessels and equipment, net	3,218,903	2,579,905
Vessels under finance lease, net	60,026	418,390
Right of use assets under operating leases	9,430	12,058
Investment in finance lease	10,822	10,822
Investment in associated company	6,825	4,927
Goodwill	112,452	112,452
Loan notes receivable	1,500	—
Prepaid consideration	—	55,287
Other long-term assets	11,460	9,421
Total non-current assets	3,498,316	3,249,330
Total assets	3,997,913	3,697,818

LIABILITIES AND EQUITY
Current liabilities
Short term debt	494,402	438,962
Current portion of obligations under finance lease	7,395	283,463
Current portion of obligations under operating lease	2,728	4,916
Other current liabilities	135,748	120,782
Total current liabilities	640,273	848,123

Non-current liabilities
Long term debt	1,683,401	1,254,417
Obligations under finance lease	54,378	76,447
Obligations under operating lease	6,925	7,561
Other long-term liabilities	8,566	1,062
Total non-current liabilities	1,753,270	1,339,487

Commitments and contingencies
Equity
Frontline Ltd. equity	1,604,138	1,509,976
Non-controlling interest	232	232
Total equity	1,604,370	1,510,208
Total liabilities and equity	3,997,913	3,697,818

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2020 Jan-Mar	2019 Jan-Mar	2019 Jan-Dec
OPERATING ACTIVITIES
Net income	165,331	40,111	139,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges	34,272	27,982	122,496
Contingent rental (income) expense	4,736	(1,031)	(2,607)
Unrealized (gain) loss on marketable securities	5,397	1,381	(1,737)
Dividend received from associated companies	87	—
Share of results of associated company	(1,234)	—	(1,681)
Finance lease payments received	438	—	15,149
Amortization of time charter contract value	(221)	—	—
Loss on derivatives	15,888	4,716	11,757
Gain on lease termination	(7,410)	—	—
Other, net	(1,478)	533	756
Change in operating assets and liabilities	(11,086)	24,065	(3,932)
Net cash provided by operating activities	204,720	97,757	280,187

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(27,199)	(59,844)	(195,972)
Investment in associated company	(750)	—	—
Cash inflow on repayment of loan from associated company	—	3,000	3,000
Cash outflow on issuance of loan to associated company	(1,500)	—
Trafigura asset acquisition	(533,748)	—	2,401
Net cash used in investing activities	(563,197)	(56,844)	(190,571)

FINANCING ACTIVITIES
Proceeds from debt	544,000	55,250	146,007
Repayment of debt	(51,808)	(65,471)	(185,262)
Repayment of finance leases	(7,148)	(1,175)	(15,228)
Net proceeds from issuance of shares	5,825	—	98,415
Purchase of shares from non-controlling interest	—	(269)	(269)
Lease termination compensation receipt	3,186	—	—
Debt fees paid	(4,895)	—	(4,119)
Dividends paid	(76,779)	—	(19,688)
Net cash (used in) provided by financing activities	412,381	(11,665)	19,856

Net change in cash and cash equivalents and restricted cash	53,904	29,248	109,472
Cash and cash equivalents and restricted cash at start of period	177,376	67,904	67,904
Cash and cash equivalents and restricted cash at end of period	231,280	97,152	177,376

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2020 Jan-Mar	2019 Jan-Mar	2019 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	196,894,321	169,821,192	169,821,192
Shares issued	798,000	—	27,073,129
Balance at end of period	197,692,321	169,821,192	196,894,321

SHARE CAPITAL
Balance at beginning of period	196,894	169,821	169,821
Shares issued	798	—	27,073
Balance at end of period	197,692	169,821	196,894

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	397,210	198,497	198,497
Stock compensation expense	(216)	199	438
Adjustment on repurchase of non-controlling interest	—	(70)	(70)
Shares issued	5,027	—	198,345
Balance at end of period	402,021	198,626	397,210

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,070,688	1,090,376	1,090,376
Cash dividends	(66,594)	—	(19,688)
Balance at end of period	1,004,094	1,090,376	1,070,688

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	330	224	224
Other comprehensive income (loss)	1	106	106
Balance at end of period	331	330	330

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(155,146)	(295,118)	(295,118)
Net income attributable to the Company	165,331	40,031	139,972
Cash dividends	(10,185)	—	—
Balance at end of period	—	(255,087)	(155,146)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,604,138	1,204,066	1,509,976

NON-CONTROLLING INTEREST
Balance at beginning of period	232	417	417
Net income attributable to non-controlling interest	—	80	14
Adjustment on repurchase of non-controlling interest	—	(199)	(199)
Balance at end of period	232	298	232
TOTAL EQUITY	1,604,370	1,204,364	1,510,208

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 20, 2020.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of certain changes noted below.

ASU 2016-13 (ASC 326 (Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. Based on the Company's evaluation, these standard updates have not materially impacted its condensed consolidated financial statements on adoption or as of March 31, 2020.

ASU 2017-04 (ASC 350 Intangibles - Goodwill)
The Company has adopted this update effective January 1, 2020, which simplifies the test for goodwill impairment. The accounting update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The Company will apply the one step approach in our quantitative impairment assessments henceforth which may result in the recognition of impairment losses sooner as compared to the two-step impairment test. There has been no impact of this accounting standard on the Company’s condensed consolidated financial statements on adoption or as of March 31, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2020 Jan-Mar	2019 Jan- Mar	2019 Jan-Dec
Net income attributable to the Company	165,331	40,031	139,972

(in thousands)
Weighted average number of ordinary shares	189,428	169,809	173,576
Dilutive effect of contingently returnable shares	8,212	—	5,598
Dilutive effect of share options	125	—	141
Denominator for diluted earnings per share	197,765	169,809	179,315

The weighted average number of ordinary shares excludes 11,837,409 of the 16,035,856 shares issued to and beneficially owned by Trafigura as the shares are held in escrow under the terms of the SPA as of December 31, 2019. Following the closing of the Acquisition on March 16, 2020, all shares have been released from the escrow account and are included in the weighted average number of ordinary shares from the date of release from that account.

4. TRAFIGURA TRANSACTION

In August 2019, the Company entered into the SPA with Trafigura Maritime Logistics ("TML") to acquire 10 Suezmax tankers built in 2019 through the acquisition of a special purpose vehicle, which will hold the vessels (the  "Acquisition"). The Acquisition has been accounted for as an asset acquisition rather than business combination as substantially all of the fair value of the gross assets acquired on closing of the Acquisition is concentrated in the value  of the vessels, being a group of similar identifiable assets.

The Acquisition consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price per the SPA of $8.00 per share issuable upon signing; and (ii) a cash amount of $538.2 million, payable upon the closing of the Acquisition, which took place on March 16, 2020. Frontline agreed to time charter-in all the 10 vessels from Trafigura until the closing of the Acquisition at a daily rate of approximately $23,000. In addition, Frontline has agreed to charter-out five of the vessels to Trafigura for a period of three years at a daily base rate of $28,400 plus 50% profit share.

Upon commencement of the charters for the five vessels, which the Company does not charter back to Trafigura, the Company concluded that the charter-in constituted a finance lease, due to the obligation to purchase the underlying asset, and recognized a right-of-use asset and finance lease obligation until closing of the Acquisition. The lease obligation for these vessels on signing of the agreement includes the scheduled charter payments and the cash amount to be paid on closing of $269.2 million, discounted using the rate implicit in the lease. On issuance of the shares on August 23, 2019, the Company initially recorded a prepaid expense of $63.5 million, based on the grant date fair value of the shares of $7.92 per share, which was subsequently adjusted to the right-of-use asset on commencement of the leases. The Company recognized a right-of-use asset of $336.0 million and a finance lease obligation of $272.0 million in respect of these vessels as of December 31, 2019. Depreciation of $6.3 million and finance lease interest expense of $6.1 million has been recognized up until March 16, 2020 in relation to these vessels. The weighted average discount rate for these finance leases is 4.36%. On closing of the Acquisition, the lease and purchase obligations were settled, and the right-of-use assets were transferred to vessels and equipment.

For the five vessels chartered back to Trafigura, the Company determined that the charter-in of the vessels did not commence until closing of the Acquisition, as control of the right-of-use asset did not transfer to Frontline until then as a result of the lease back to Trafigura. The Company allocated 8,017,928 of the shares issued to the purchase consideration for these vessels, which was recognized as prepaid acquisition cost. The grant date fair value of these shares was $63.5 million, based on a share price of $7.92. In addition, the Company committed to pay a cash amount of $269.0 million on closing of the Acquisition. The net difference between the cash amounts paid and received on the charter-in and charter-out of these vessels has been treated as a reduction of the transaction price for all of the vessels. Accordingly, $17.0 million of profit on the charter-in and charter-out (Q1 2020: $7.1 million), including profit share due under the charter-out with Trafigura, has not been recognized in net income and has been treated as a reduction of the acquisition cost of all of the vessels. Of this, $13.9 million (Q1 2020: $5.7 million) has been offset against prepaid consideration and $3.1 million (Q1 2020: $1.4 million) has been recorded under the finance lease obligations. On closing of the Acquisition, the purchase obligations were settled and the vessels were recognized on the balance sheet. In addition the Company assessed that part of the consideration should be allocated to the time charters attached to the vessels as a result of the movement in the market value of these charters since signing of the SPA and up until the date of closing.

On closing of the Acquisition, the total fair value of the consideration comprised primarily of (i) the 16,035,856 shares issued  on signing of the SPA and measured at the grant date fair value of $127.0 million, (ii) the cash amount payable upon closing of $538.2 million and (iii) a reduction in purchase consideration of $13.9 million related to the net difference between the cash amounts paid and received on the charter-in and charter out of the vessels to Trafigura, along with associated profit share. The Company has allocated the fair value of the consideration proportionately to the vessels and the time charters that have been treated as acquired on the date of closing. As such $11.9 million of the combined fair value of the consideration has been recognized within other current and long-term liabilities in relation to the time charters, and the vessels have been recorded at a combined fair value of $663.7 million.

5. NEWBUILDINGS

As of March 31, 2020, the Company’s newbuilding program comprised one Suezmax tanker, which was delivered in May 2020, one VLCC, which is expected to be delivered in June 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

As of March 31, 2020, total instalments of $65.0 million had been paid and remaining commitments amounted to $282.0 million, of which we expect $139.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

6. DEBT

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the Acquisition, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 2.30%, has an amortization profile of 17.8 years and includes purchase options for Frontline throughout the term with a purchase obligation at the end of the term.

The Company is precluded from accounting for the sale of the vessel due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment, net".

7. MARKETABLE SECURITIES

In December 2019, the Company sold 1.3 million shares in Golden Ocean Group Limited (GOGL) for proceeds of $7.2 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2020 for $7.2 million. As partial settlement of the contract in March 2020, the Company entered into a new forward contract to repurchase the shares in June 2020 for $3.7 million and as such made net cash settlement of $3.5 million after adjustment for foreign exchange differences. This has been treated as a settlement of debt.

8. INVESTMENT IN ASSOCIATED COMPANY

In October 2019, the Company announced that FMSI and Clean Marine AS had entered into a term sheet pursuant to which the entities will effect a business combination to create a leading provider of EGCS. In order to facilitate the merger a new holding company, FMS Holdco, was established into which the former shareholders of FMSI contributed their shareholdings in FMSI in exchange for shares in FMS Holdco. As a result of this transaction, the Company owned 28.9% of the issued share capital of FMS Holdco. FMSI was subsequently sold to Clean Marine by FMS Holdco as a result of the merger in exchange for 50% of the issued share capital of Clean Marine. The merger completed on January 23, 2020. Furthermore, the Company acquired an additional stake in FMS Holdco from another shareholder for $0.8 million. Following the transactions, Frontline owns an effective 17.34% interest in Clean Marine through its 34.7% equity interest in FMS Holdco, which is accounted for under the equity method.

A share of results of FMS Holdco of $0.6 million was recognized in the three months ended March 31, 2020.

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to the joint venture company. Frontline concluded that it is able to exercise significant influence over the joint venture company as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

A share of results of TFG Marine of $0.6 million was recognized in the three months ended March 31, 2020.

9. SHARE CAPITAL

The Company had an issued share capital at March 31, 2020 of $197,692,321 divided into 197,692,321 ordinary shares (December 31, 2019: $196,894,321 divided into 196,894,321 ordinary shares) of $1.00 par value each.

In January 2020, the Company issued 798,000 ordinary shares under its share option scheme, the Frontline Scheme, to Robert Hvide Macleod at a strike price of $7.30 per share.

10. RELATED PARTY TRANSACTIONS

At March 31, 2020, the Company leased two of its vessels from SFL Corporation Ltd. ("SFL"), a company under the significant influence of the Company’s largest shareholder. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the three months ended March 31, 2020 was $5.9 million, which was $4.7 million more than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of approximately $3.2 million from SFL for the termination of the current charter. The Company recognized a gain on termination, including the compensation payment, of $7.4 million in the first quarter of 2020. The charter with SFL terminated in February 2020. In conjunction with the termination of the lease, the Company has settled the outstanding balances due under the notes payable in relation to the termination of the leases for Front Circassia, Front Page, Front Serenade, Front Stratus and Front Ariake of approximately $20.0 million.

In the three months ended March 31, 2020, the Company chartered three of its vessels to an affiliate of Hemen Holding Limited, the Company's largest shareholder. The Company recognized revenue of $0.6 million in relation to these charters in the first quarter.

In the three months ended March 31, 2020 the Company paid or accrued amounts totalling $2.8 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.

In the three months ended March 31, 2020 the Company completed the acquisition of 15% of the share capital of TFG Marine which is accounted for under the equity method. As result of this transaction the Company advanced a shareholder loan of $1.5 million to TFG Marine. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $4.8 million to TFG Marine in relation to bunker procurement and $0.9 million remains due as at March 31, 2020. The Company has also agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with the joint venture. As at March 31, 2020 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable then Frontline shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $6.0 million. There are no amounts payable under this guarantee as at March 31, 2020.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES

As of March 31, 2020, the Company’s newbuilding program comprised one Suezmax tanker, which was delivered in May 2020, one VLCC, which is expected to be delivered in June 2020, and four LR2 tankers, which are expected to be delivered in January 2021, March 2021, October 2021 and January 2022, respectively.

As of March 31, 2020, total instalments of $65.0 million had been paid and remaining commitments amounted to $282.0 million, of which we expect $139.6 million to be paid in 2020, $109.1 million to be paid in 2021 and $33.3 million to be paid in 2022.

As of March 31, 2020 the Company had entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the company to purchase and take delivery of the fixed quantity of physical fuel at prices between $325 per MT and $365 per MT.

As of March 31, 2020, the Company has remaining commitments for the installation of EGCS on 11 vessels owned by the Company, with a financial commitment of $5.1 million, excluding installation costs. These remaining commitments are due in 2020.

As of March 31, 2020, the Company has remaining commitments for the installation of Ballast Water Treatment Systems on eight vessels, with a remaining commitment of $2.9 million excluding installation costs, which is due in 2020.

As of March 31, 2020 the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at March 31, 2020 there are no exposures under this guarantee in relation to the two subsidiaries of Hemen. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable then Frontline shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $6.0 million. There are no amounts payable under this guarantee as at March 31, 2020.

12. SUBSEQUENT EVENTS

In April 2020, the Company repaid $60.0 million of its $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. Up to $215.0 million remains available following this repayment.

In April 2020, the Company sold one VLCC recorded as an investment in finance lease as at March 31, 2020, expected to be delivered to buyers in the second quarter of 2020. The Company expects to record a gain of approximately $13 million as a result of this transaction.

In May 2020, the Company signed a senior secured term loan facility with Crédit Agricole for an amount of up to $62.5 million to part-finance the VLCC resale under construction at HSHI. The facility matures five years after delivery date, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years.

In May 2020, the Company signed a restated and amended senior secured term loan facility with Nordea for an amount of up to $50 million to refinance an existing loan facility maturing in March 2021. The facility matures in March 2023, carries an interest rate of LIBOR plus a margin of 190 bps and has an amortization profile of 20 years.

In May 2020, the Company took delivery of the Suezmax tanker Front Cruiser from HSHI.

In May 2020, the Company declared a cash dividend of $0.70 per share for the first quarter of 2020.